DLA Piper US LLP
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
www.dlapiper.com
Cameron Jay Rains
jay.rains@dlapiper.com
T     858.677.1476
F     858.638.5076
March 31, 2008
Via Edgar
Ms. Michele Anderson
Legal Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Qualcomm Incorporated Form 10-K for the fiscal year ended September 30, 2007 Filed November 8, 2007 and Documents Incorporated by Reference File No. 000-19528
Dear Ms. Anderson:
On behalf of Qualcomm Incorporated (“Qualcomm” or the “Company”), we hereby submit the Company’s responses to the staff’s comment letter of February 13, 2008 (the “Comment Letter”). For ease of review, we have included in italics each of the comments from the Comment Letter followed by Qualcomm’s response to that comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Liquidity, and Capital Resources, pg. 55.
1.	In future filings, please include a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs rather than vaguely referring to “the foreseeable future.” We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350. You should also revise to quantify and distinguish between your material short-term and long-term liquidity requirements, to the extent practicable. For example, provide detailed (and quantified, if possible) disclosure regarding the impact on your liquidity and capital resources of: (i) the acquisitions and strategic investments that you anticipate will be required to pursue new business opportunities and open new markets for your technology (page 6); (ii) the financial resources you will need to develop direct and indirect international sales and support channels (page 24); and (iii) the “significant resources” that you intend to invest in research and development initiatives (page 45).

Ms. Michelle Anderson
March 31, 2008

Response: The Company will disclose the requested information in its future filings. The following is a sample of the proposed future disclosure, using the fiscal 2007 10-K information as an example:
“We believe our current cash and cash equivalents, marketable securities and our expected cash generated from operations will provide us with flexibility and satisfy our working and other capital requirements over the next fiscal year and beyond based on our current business plans. Our total research and development expenditures were $1.8 billion in fiscal 2007, and we expect to continue to invest heavily in research and development for new technologies, applications and services for the wireless industry. Our contractual funding commitments for fiscal 2008, some of which relate to research and development activities, totaled $841 million at September 30, 2007. Total cash used for strategic investments and acquisitions was $249 million in fiscal 2007, and we expect to continue making strategic investments and acquisitions to open new markets for our technology, expand our technology, obtain development resources, grow our patent portfolio or pursue new business opportunities.“
Detailed and quantified disclosure about future acquisitions and strategic investments is not practicable due to the contingent nature of those transactions and the wide array of opportunities available to the Company. Further, the Company does not track or forecast the development of direct and indirect international sales and support channels separately from other marketing expenses, even though these activities may be a significant component of its marketing efforts. As such, the Company cannot readily quantify or predict those amounts for disclosure purposes.
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 23
2.	In future filings, indicate to what degree the individual objectives or parameters were achieved and explain how such achievement or lack thereof affected total compensation and/or specific elements of compensation awarded to each named executive officer in your most recent fiscal year. We note that you provide some disclosure regarding your CEO’s performance and how it impacted the Committee’s decision to award him a bonus in the amount of $1,131,700, but it does not appear that you provide a specific discussion of how it utilized the CEO’s evaluation of the other executive officers and any other non-formulaic factors to determine the bonuses awarded to the other named executive officers. You should explain how the Compensation Committee used its discretion to approve bonus awards that are less than the maximum potential bonus awards.
Response: As requested, the Company will address this comment in future filings. To the extent applicable to the Committee’s decision, the Company will provide a description of the material elements

Ms. Michelle Anderson
March 31, 2008

of how it used the CEO’s evaluation of each of the other NEOs, as well as the Committee’s evaluation of this input and the material elements of its own evaluation of each person’s performance and the impact on the total bonus award for each person covered by the disclosure. The Company anticipates that this disclosure will be substantially similar to that provided in the 2008 proxy statement with respect to the performance evaluation of the CEO. If applicable, the disclosure will include how the Committee used its negative discretion in awarding less than the entire amount of the bonus for which an individual was eligible under the bonus plan formula.
3.	We note the range in amounts of options awarded to your named executive officers during fiscal 2007 from 150,000 to 770,000. In future filings, explain how differing amounts of options were determined for each of your named executive officers. Also provide an expanded discussion of the “guideline grant” referenced on page 31, including quantified disclosure of the guideline grant, and clarify how the Compensation Committee considered the guideline grant and “the factors described earlier” to determine the actual number of options awarded.
Response: As requested, the Company will address this comment in future filings. As is the case for Comment 2, the Company will include applicable disclosure about its determinations relating to the size of option grants including the guideline grants and the other factors used to determine the actual number of options awarded.
Acknowledgment
As requested in the Comment Letter, the Company acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Michelle Anderson
March 31, 2008

We believe that this response addresses the comments raised by the staff. If you have any questions, please contact the undersigned at (858) 677-1476.
Very truly yours,
DLA Piper US LLP
Cameron Jay Rains
Partner
Admitted in California

cc:	Dr. Paul E. Jacobs Mr. William Keitel Mr. Donald J. Rosenberg